As filed with the Securities and Exchange Commission on September 11, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

PAYONEER GLOBAL INC.
(Name of Subject Company (Issuer))

PAYONEER GLOBAL INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for common shares at an exercise price of $11.50 per share

(Title of Class of Securities)

70451X112
(CUSIP Number of Class of Securities)

John Caplan

Chief Executive Officer and Director

PAYONEER GLOBAL INC.

195 Broadway, 27th floor

New York, New York, 10007

(212) 600-9272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tsafi Goldman Chief Legal and Regulatory Officer Payoneer Global Inc. 195 Broadway, 27th floor New York, New York, 10007 (212) 600-9272	Byron B. Rooney John H. Runne Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, originally filed by Payoneer Global Inc., a Delaware corporation (“Payoneer” or the “Company”), on August 12, 2024 (as amended as of the date hereof, the “Schedule TO”), relating to the tender offer by the Company to purchase for cash up to 25,158,086 of its outstanding public warrants to purchase shares of its common stock, par value $0.01 per share (the “Warrants”), at a price of $0.78 per Warrant, without interest, amends the Schedule TO to update (i) Item 11 of the Schedule TO to report the final results of the Offer, and (ii) Item 12 of the Schedule TO to include (a) a press release issued by the Company on September 10, 2024, announcing the results of the cash tender offer for Warrants and (b) Amendment No. 2 to the Warrant Agreement (the “Warrant Amendment”), dated as of September 10, 2024, by and between the Company and Continental Stock Transfer & Trust Company, which permits the Company to redeem each outstanding and untendered Warrant for $0.70 in cash.

Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs:

“The Offer expired at 12:00 midnight, Eastern Time at the end of the day on September 9, 2024 (the “Expiration Date”), in accordance with its terms. 24,030,937 Warrants were validly tendered and not validly withdrawn from the Offer representing approximately 95.5% of the outstanding Warrants. The Company has accepted all validly tendered Warrants for purchase and expects to settle such purchase promptly. Pursuant to the terms of the Offer, the Company expects to pay an aggregate of approximately $18.7 million in cash to purchase the validly tendered Warrants.

In addition, pursuant to the Consent Solicitation, the Company received the approval of the holders of approximately 95.5% of the outstanding Warrants, which exceeds 65% of the holders of Warrants required to effect the Warrant Amendment. On September 10, 2024, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, and the Company issued a notice of redemption to redeem all remaining untendered and outstanding Warrants for $0.70 per Warrant. The redemption date will be September 25, 2024. A copy of the Warrant Amendment is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

On September 10, 2024, the Company issued a press release to announce the results of the Offer and its entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.”

Only those items amended are reported in this Amendment No. 3. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, including the exhibits thereto, remains unchanged and is hereby expressly incorporated into this Amendment No. 3 by reference.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)*	Second Amended and Restated Offer to Purchase and Consent Solicitation, dated August 29, 2024.
(a)(1)(B)*	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 12, 2024.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 12, 2024.
(a)(2)-(4)	Not Applicable
(a)(5)(i)*	Press Release, dated August 12, 2024, announcing cash tender offer for Payoneer Global Inc. warrants.
(a)(5)(ii)	Press Release, dated September 10, 2024, announcing the results of the cash tender offer for Payoneer Global Inc. warrants (incorporated by reference to Exhibit 99.1 to Payoneer Global Inc.’s Form 8-K filed September 10, 2024.)
(b)	Not Applicable
(c)*	Presentation of Citigroup Global Markets Inc. to the Company’s board of directors on August 6, 2024.
(d)(1)*	Warrant Agreement, dated August 25, 2020, between FTAC Olympus Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.
(d)(2)*	Assignment, Assumption and Amendment Agreement, dated as of June 25, 2021, by and among FTAC Olympus Acquisition Corp., Payoneer Global Inc., and Continental Stock Transfer & Trust Company.
(d)(3)*	Tender and Support Agreement, dated August 12, 2024, by and among Payoneer Global Inc. and the warrant holders party thereto.
(d)(4)	Amendment No. 2 to Warrant Agreement, dated as of September 10, 2024, by and between Payoneer Global Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.2 to Payoneer Global Inc.’s Form 8-K filed September 10, 2024.)
(g)	Not Applicable
(h)	Not Applicable
107*	Filing Fee Table

(b) Filing Fee Exhibit

Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: September 11, 2024

PAYONEER GLOBAL INC.

By:	/s/ Bea Ordonez
	Name:	Bea Ordonez
	Title:	Chief Financial Officer

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